SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J No. 42.150.391/0001 -70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON MARCH 02, 2010

On March 02, 2010, at 2:00 p.m., at the Company’s offices located at Avenida das Nações Unidas, 8.501, 24º andar, São Paulo/SP, CEP 05.425 -070, a Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members. Board Members José de Freitas Mascarenhas and Newton Sergio de Souza did not attend the meeting and justified their absence; the former was replaced by his alternate, André Amaro da Silveira, and the latter was replaced by Board Member Paulo Henyan Yue Cesena, according to a representation letter previously submitted, in observance of the procedure set out in the Company’s Bylaws. Board Member José Mauro Mettrau C. da Cunha as well as his alternate were also absent and justified their absence. The Company’s Chief Executive Officer, Bernardo Gradin, Officers Carlos Fadigas, Mauricio Ferro and Manoel Carnaúba, Mr. Ismael Abreu, representative of the Company’s Fiscal Board, Mr. Marco Antonio Villas Boas and Ms. Marcella Menezes Fagundes were also present. The Chairman of the Board of Directors, Mr. Marcelo Odebrecht, presided the meeting, and Ms. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subject for Deliberation: After due analysis of the Proposals for Deliberation (“PD”), copies and related documentation of which have been previously sent for the Board Members’ cognizance, as set forth in the Internal Rules, and shall remain duly filed at the Company’s headquarters, the following deliberations were unanimously taken: 1) MANAGEMENT REPORT AND FINANCIAL STATEMENTS RELATED TO THE 2009 FISCAL YEAR: After the Chief Executive Officer expounded on the Company`s performance in the fiscal year of 2009 and after due analysis and comments by the Board Members representing the Finance and Investment Committee, as well as the unanimously favorable opinion issued by the Company`s Fiscal Board, the favorable manifestation of this Board on the approval by the Annual General Meeting of the Annual Management Report and Financial Statements related to the fiscal year ended at December 31, 2009 was approved, and the call notice for the Annual General Meeting is hereby authorized to resolve on the matter referred to in this item 1, as well as on the election of members of the Board of Directors and the Fiscal Board, determination of the yearly compensation of the Management and the Fiscal Board, and other matters applicable thereto, with the Chairman of the Board of Directors having the duty to define the date and time of the Meeting; 2) PD.CA/BAK – 11/2010 –Contracting of Financial Transaction by Braskem America Inc. – approval of the contracting of a financial transaction by Braskem America Inc. under the terms and conditions of the respective PD. III) Subjects for Acknowledgment: The respective

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000
Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71)
3342-3698
São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

BRASKEM S.A.
C.N.P.J No. 42.150.391/0001 -70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON MARCH 02, 2010

Officers in Charge expounded on the matters contained in this item of the agenda, namely: 1) Renewal of the Braskem Property Insurance; 2) Braskem Results – January 2010. IV) Subjects of Interest to the Company: Nothing to register. IV) Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which after read, discussed and found to be in order, are signed by all the Board Members present at the Meeting, by the Chairman and by the Secretary of the Meeting. São Paulo/SP, March 2, 2010. [Sgd.: Marcelo Bahia Odebrecht – Chairman; Marcella Menezes Fagundes –Secretary; Djalma Rodrigues de Souza – Vice Chairman; Antonio Britto Filho; Álvaro Fernandes da C. Filho; André Amaro da Silveira; Edmundo José Correia Aires; Francisco Pais; Paulo Henyan Yue Cesena; Newton Sergio de Souza (by Paulo Henyan Yue Cesena) and Alfredo Lisboa Ribeiro Tellechea].

This is a true copy of the original minutes drawn up in the proper book.

Marcella Menezes Fagundes
Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000
Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71)
3342-3698
São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 04, 2010
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.